



INFUSION MADE EASY

(NYSE: INFU)

COMPANY OVERVIEW
JUNE 2018

# Forward Looking Statements

Statements made in this presentation that are not historical facts are considered to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," "strategy," "future," "likely," variations of such words, and other similar expressions, as they relate to the Company, are intended to identify forward-looking statements. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. Forward-looking statements include statements relating to future actions, business plans, objectives and prospects, future operating or financial performance. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company is identifying certain factors that could cause actual results to differ, perhaps materially, from those indicated by these forward-looking statements. Those factors, risks and uncertainties include, but are not limited to, potential changes in overall healthcare reimbursement, including CMS competitive bidding, sequestration, concentration of customers, increased focus on early detection of cancer, competitive treatments, dependency on Medicare Supplier Number, availability of chemotherapy drugs, global financial conditions, changes and enforcement of state and federal laws, natural forces, competition, dependency on suppliers, risks in acquisitions & joint ventures, U.S. Healthcare Reform, relationships with healthcare professionals and organizations, technological changes related to infusion therapy, dependency on websites and intellectual property, the ability of the Company to successfully integrate acquired businesses, dependency on key personnel, dependency on banking relations and covenants, and other risks associated with our common stock, as well as any litigation to which the Company may be involved in from time to time; and other risk factors as discussed in the Company's annual report on Form 10-K for the year ended December 31, 2017 and in other filings made by the Company from time to time with the Securities and Exchange Commission, including our quarterly reports on Form 10-Q. Our annual report on Form 10-K is available on the SEC's EDGAR website at www.sec.gov, and a copy may also be obtained by contacting the Company. All forward-looking statements made in this presentation speak only as of June 28, 2018, the date of this presentation. We do not intend, and do not undertake any obligation, to update any forward-looking statements to reflect future events or circumstances after the date of such statements, except as required by law.

# Additional Information and Where to Find It

InfuSystem Holdings, Inc. filed with the Securities and Exchange Commission (the "SEC") on June 14, 2018 a definitive proxy statement in connection with the election of nominees nominated by the Board of Directors for election as directors, and certain other matters to be considered by the stockholders, at the 2018 Annual Meeting of Stockholders. The definitive proxy statement contains important information about the proposed nominees for election as directors and the other matters to be considered at the Annual Meeting. The definitive proxy statement for the Annual Meeting and any other relevant documents (when they become available) may be obtained free of charge at the SEC's web site at www.sec.gov and at the Company's web site at www.infusystem.com or by directing a written request to: InfuSystem Holdings, Inc., 31700 Research Park Drive, Madison Heights, Michigan 48071, attention Corporate Secretary.

BEFORE MAKING ANY VOTING DECISION, INFUSYSTEM'S STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT CAREFULLY AND IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE NOMINEES FOR ELECTION AS DIRECTORS AND CERTAIN OTHER MATTERS TO BE CONSIDERED AT THE 2018 ANNUAL MEETING. This presentation does not constitute a solicitation of any vote or approval.

**Participants in the Solicitation**

InfuSystem Holdings, Inc. and its directors and executive officers may be deemed "participants" in the solicitation of proxies from stockholders in connection with the matters to be considered at the Annual Meeting. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with such matters is set forth in the definitive proxy statement filed with the SEC.

**Non-GAAP Measures**

This presentation contains information prepared in conformity with GAAP as well as non-GAAP financial information. The Company believes that the non-GAAP financial measures presented in this presentation provide useful information to the Company's management, investors, and other interested parties about the Company's operating performance because they allow them to understand and compare the Company's operating results during the current periods to the prior year periods in a more consistent manner. It is management's intent to provide non-GAAP financial information in order to enhance readers' understanding of its consolidated financial information as prepared in accordance with GAAP. This non-GAAP information should be considered by the reader in addition to, but not instead of, the financial statements prepared in accordance with GAAP. Each non-GAAP financial measure and the corresponding GAAP financial measures are presented so as to not imply that more emphasis should be placed on the non-GAAP measure. The non-GAAP financial information presented may be determined or calculated differently by other companies. Additional information about non-GAAP financial measures and a reconciliation of those measures to the most directly comparable GAAP measures are included later in the appendix attached in this presentation.

# Introduction to InfuSystem® (NYSE MKT: INFU)



**Founded in 1986, InfuSystem's business is focused around renting ambulatory infusion pumps to health care providers in the oncology space**

- InfuSystem pumps enables patients to leave the clinic and continue their infusion at home
- Outpatient, at-home treatment substantially lowers the cost of care
- InfuSystem is the dominant player in oncology, with 1800 provider facilities and 450 payors
- Industry consolidation and changes in billing practices have created significant competitive advantages for InfuSystem and significant barriers to entry for new participants

# Turnaround Mode Starting in Mid-2017

## Public since 2007; INFU's History Includes Three Distinct Periods

1. Team that acquired business via SPAC was pushed out by Morris-led activist group in 2012
2. Morris (Chair) / Steen (CEO) pursued aggressive growth via acquisition; pump purchases, IT etc.
3. Refocus period following Medicare reimbursement change and exit of Morris and Steen



# #1 Refocus Priority Starting in April 2017 Was Reducing Debt to Manageable Level



**Total and Net Debt ($ millions)**

Net Debt is a non-GAAP financial measure. Net Debt represents debt (calculated in accordance with GAAP) reduced for cash and cash equivalents. Net Debt is reconciled to debt (its most directly comparable GAAP measure) in the chart provided on this slide.

# Important, Company Never Had a Problem with Cash-Generation

| Fiscal Year ($ in thousands) | Dec-13 | Dec-14 | Dec-15 | Dec-16 | Dec-17 |
|---|---|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | | | |
| Net Income | $1,669 | $3,357 | $2,785 | ($222) | ($20,707) |
| Depreciation Amortization | 8,653 | 6,765 | 8,370 | 10,775 | 12,551 |
| Income taxes - deferred | 1,180 | 2,588 | 1,137 | -240 | 15,389 |
| Accounts receivable | -8,720 | -5,377 | -7,556 | -4,589 | -5,445 |
| Other Working Capital | -9,619 | -9,907 | -11,217 | -7,907 | -5,376 |
| Other Operating Activity | 14,300 | 9,829 | 13,535 | 10,092 | 11,171 |
| OPERATING CASH FLOW | $7,463 | $7,255 | $7,054 | $7,909 | $7,583 |

## Period 2013 to 2017, InfuSystem Generated $37.3 million from operations

- Refocus started in 2017 primarily involves correcting **Operating and Spending Problems**
- While serving as Executive Chairman, Ryan Morris:
  - Oversaw a company with $70 mil in revenue
  - That operated with an enormous C-Suite: CEO, COO, CFO, CAO, CIO, CLO
- On top of the large salary pool, company spent $36 million between 2013 and 2017 on:
  - $15 mil on IT projects
  - $11 mil on interest
  - $7 mil on acquisitions
  - $3 mil on bankers, legal and severance

**InfuSystem**
INFUSION MADE EASY

# Refocus Agenda Has Delivered Rapid Progress
## Changes Resulted in Quick AEBITDA Recovery



AEBITDA, or Adjusted EBITDA, is a non-GAAP financial measure. Adjusted EBITDA represents net income (calculated in accordance with GAAP), excluding interest expense, income tax expense, depreciation and amortization, stock compensation expenses, restatement costs, shareholder legal costs and management reorganization/transition costs. Adjusted EBITDA is reconciled to net income (its most directly comparable GAAP measure) in the appendix near the end of this presentation.

1. Improved net cash flow; reduced debt; eliminated bank credit issues
2. Streamlined management, elevated/hired operating experts
3. Improving operating efficiencies (incl pump utilization); reduce costs; increase margins
4. Improving collections (e.g., new board member, Terry Armstrong)
5. Focusing on core business units; increase competitive advantages (InfuSystem Mobile)
6. Initiated stock buyback program
7. Identifying Smart Growth opportunities

# Don't Be Fooled by Morris' Carefully Manipulated Calculations

**Morris' Proxy filing tries to justify $3.75 offer price:**



*See the note presented on the final page of this presentation concerning this and certain other charts reproduced in this presentation.*

**By taking advantage of this:**



**And this:**



**Morris gets to the result he wants by:**

1. Timing his calculations to reflect the significant amount of debt repaid in 2017, but before the market had much time to evaluate and react to the new capital structure
2. Timing his calculations periods to place the aberrant 1Q2017 AEBITDA in the prior period thus making the last period look much weaker
3. Switching his final stock measurement date to 3/20/18 ($2.40 stock price) versus 3/31/18 ($2.90 stock price)

# Is $3.75 a Fair Price?
# Morris Argues Yes By Comparing to His Tenure



*See the note presented on the final page of this presentation concerning this and certain other charts reproduced in this presentation.*

**Morris asks that his offer be evaluated based on historic EV/AEBITDA multiples**

- Despite his careful manipulation of the data, Morris exposes that the period with the lowest market-based valuation multiples occurred during his tenure as chairman of the board of directors
- As presented, it appears the market's appreciation for the business declined over the period Morris continued to serve as chairman
- As presented, it appears further that the market appreciation for the business improved and achieved new highs after Gregg Lehman replaced Morris as chairman of the board of directors

**Morris asks shareholders to view his offer as a premium based upon the low valuation multiples seen when he was chair, disregarding the much higher multiples seen when Lehman became chair**

# Morris Plays Other Games with the Historical Record

## Morris's Proxy filing includes this graphic:



*See the note presented on the final page of this presentation concerning this and certain other charts reproduced in this presentation.*

# Morris' Actual Tenure is Quite Different Than Suggested by His Graphic



($ in millions)
InfuSystem LTM Adjusted EBITDA under Meson Leadership vs Current Leadership
INFU's operating performance under current leadership of Gregg Lehman has been poor
Medicare Change
$18.0
$16.0
$14.0
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
$7.7
$10.5
$9.6
$11.6
$15.1
$16.4
$15.4
$10.8
$13.1
24% CAGR
(8%) CAGR
Morris' Board Tenure
2011 Q3
2011 Q4
2012 Q1
2013 Q1
2014 Q1
2015 Q1
2016 Q1
2017 Q1
2018 Q1
Meson Leadership (through May 2015)
Current Leadership (Gregg Lehman Chair)


*See the note presented on the final page of this presentation concerning this and certain other charts reproduced in this presentation.*

The left side of Morris' chart shows 6 periods in green, 3 of which occurred ***PRIOR*** to his joining INFU's board of directors in May 2012

The right side of Morris' chart shows 3 periods in red, 2 of which occurred ***PRIOR*** to his leaving INFU's board of directors in June 2017

Thus, Morris is attempting to take credit for events that occurred prior to the start of his tenure, while denying responsibility for events (such as the Medicare change) that occurred prior to the end of his tenure. Note also, the refocus improvements began quickly following Morris' departure

# INFU's Operating Turnaround is Ongoing and Still in Early Innings

- Significant costs savings still in process of rolling through P&L
- Improved billing and collections have potential of $ millions add'l revenue and cash
- Incentive compensation is now keyed off improved cash flows
- Ongoing savings from rationalized IT and pump capex
- Ongoing conversion of customers from paper to electronic and EMR



*Targeting several million dollars of additional AEBITDA as a result of improved operations*

## Smart Growth Opportunities

1. Oncology market share gains
2. Continue measured growth of IPD
3. Pain management
4. Broker trader desk





*Targeting high-single digit annual growth in areas with competitive advantages and favorable margins*

# Appendix: Reconciliation of GAAP Net Income (Loss) to Non-GAAP Adjusted EBITDA

***NET INCOME (LOSS) TO ADJUSTED EBITDA:***

| | Three Months Ended | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | **Mar-16** | **Jun-16** | **Sep-16** | **Dec-16** | **Mar-17** | **Jun-17** | **Sep-17** | **Dec-17** | **Mar-18** |
| GAAP net income (loss) | $ 40,273 | $ 154,514 | $ 56,359 | $ (472,821) | $ (1,478,838) | $ (1,106,137) | $ (128,356) | $ (17,993,671) | $ 203,474 |
| Adjustments: | | | | | | | | | |
| Interest expense | 304,643 | 327,590 | 384,051 | 327,244 | 328,153 | 332,814 | 353,780 | 317,362 | 315,324 |
| Income tax expense (benefit) | 87,110 | (35,356) | 130,045 | (323,645) | (856,101) | (384,800) | 327,100 | 16,363,157 | 58,004 |
| Depreciation | 1,643,683 | 1,729,894 | 1,751,139 | 1,770,214 | 1,706,965 | 1,693,235 | 1,765,200 | 1,797,504 | 1,628,719 |
| Asset impairment | - | - | - | - | - | - | - | 993,212 | - |
| Amortization | 911,540 | 922,913 | 957,757 | 1,057,402 | 1,411,056 | 1,387,715 | 1,383,476 | 1,376,827 | 1,186,688 |
| **Non-GAAP EBITDA** | **$ 2,987,249** | **$ 3,099,556** | **$ 3,279,351** | **$ 2,358,394** | **$ 1,111,236** | **$ 1,922,827** | **$ 3,701,200** | **$ 2,854,392** | **$ 3,392,210** |
| Stock compensation | 213,103 | 137,266 | (16,753) | 128,494 | 140,069 | 177,340 | 133,110 | 232,090 | 112,511 |
| Restatement costs | - | - | - | 394,000 | 28,000 | - | - | - | - |
| Early termination fees for capital leases | - | - | - | | | 302,000 | (10,000) | | |
| Strategic Alternatives and other costs | 100,000 | 95,208 | 109,000 | - | - | - | - | 160,000 | - |
| Shareholder legal costs | - | - | - | - | 24,000 | 176,000 | - | - | - |
| Management reorganization/transition costs | - | 74,844 | 42,000 | 36,000 | 134,000 | 485,000 | 42,076 | 75,569 | 47,386 |
| **Non-GAAP Adjusted EBITDA** | **$ 3,300,351** | **$ 3,406,874** | **$ 3,413,598** | **$ 2,916,888** | **$ 1,437,304** | **$ 3,063,168** | **$ 3,866,385** | **$ 3,322,050** | **$ 3,552,106** |

InfuSystem INFUSION MADE EASY
INNOVATION | TEAMWORK | INTEGRITY | FOCUS | PEOPLE FIRST
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# Note on Reproduced Charts

The following charts in this presentation:

- Chart on the top of Slide 9
- Chart on the top of Slide 10
- Chart on Slide 11
- Chart on the top of Slide 12

have been reproduced from the preliminary proxy statement filed by Morris and his affiliates with the SEC on June 25, 2018, and annotated. Such charts are being reproduced in this presentation solely for the purpose of addressing Morris' arguments in the preliminary proxy statement and not for any other purpose, including, without limitation, presenting any financial information to the Company's stockholders. The Company has not independently verified the information in the chart and cannot make any representation as to the accuracy or completeness of such information.